SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2002

STORA ENSO CORPORATION
(Translation of registrant's name into English)

Kanavaranta 1
P.O.Box 309
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

News Release *June 13, 2002*

STORAENSO

Kanavaranta 1
00160 Helsinki, Finland

P.O. Box 309
FIN-00101 Helsinki, Finland

Tel +358 2046 131
Fax +358 2046 21471

www.storaenso.com

Stora Enso sells shares in Billerud

HELSINKI, Finland – Stora Enso (NYSE:SEO) today announced that Stora Enso has today sold most of its share holding in Billerud AB in a secondary market transaction. 18 522 300 shares were sold for a total amount (after fees and expenses) of EUR 182 million, which represents 29.5 percent of the share capital and votes in Billerud AB. The sale of shares will result in a capital gain of EUR 77 million to be realised in 2Q 2002.

After the completion of sale Stora Enso will own a total of 300 000 shares in Billerud AB, which represents 0.5 percent of the share capital and votes in Billerud AB.

For further information, please contact:
Tim Laatsch, Senior Vice President, Communications, Stora Enso North America, tel. 715 422 4023
Scott Deitz, Vice President, Investor Relations, Stora Enso North America, tel. 715 422 1521
Esko Mäkeläinen, Senior Executive Vice President, CFO, tel. +44 208 432 1545
Keith Russell, Senior Vice President, Investor Relations, tel. +44 208 432 1552
Kari Vainio, Executive Vice President, Corporate Communications, tel +44 77 9934 8197

Stora Enso is an integrated forest products company producing magazine papers, newsprint, fine papers, packaging boards and wood products, areas in which the Group is a global market leader. Stora Enso's sales total EUR 13.5 billion and annual paper and board production capacity about 15 million tonnes. Some 43 000 persons are employed in more than 40 countries and the Company's shares are listed in Helsinki, New York and Stockholm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 13, 2002

STORA ENSO OYJ

By: ______________________

Name: Esko Mäkeläinen
Title: Senior Executive Vice President and CFO, Finance, Accounting and Legal Affairs

By: ______________________

Name: Jyrki Kurkinen
Title: General Counsel